PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

                                                              ABN 82 010 975 612

                                                      P.O. Box 28 Richlands D.C.
                                                       Queensland 4077 Australia
                                                      Telephone: +61 7 3273 9100
                                                      Facsimile: +61 7 3375 9318

30 November 2004


Company Announcement Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
Sydney NSW 2000


Dear Sir,

RE: CHAIRMAN'S AND MANAGING DIRECTOR'S ADDRESS TO THE COMPANY'S 2004 AGM.


Please find attached the Chairman's address and the Managing Director's report to be presented at the Annual General Meeting this morning, in accordance with ASX Listing Rule 3.13.3.


Yours faithfully
Progen Industries Limited

/s/ Linton Burns

Linton Burns
Company Secretary.

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
CHAIRMAN'S ADDRESS


Good Morning Ladies and Gentlemen. On behalf of your board I would like to extend a warm welcome to you on Progen's 9th Annual General meeting.

The year 2004 saw Progen continue with its stated focus of the discovery and development of cancer therapeutics. It was a year in which the Company has significantly progressed to position itself as a serious biotechnology player.

I would now like to define some of the progress made towards achieving the goals Progen has made this year.

To reinforce our vision and commitment to anti-cancer drug development we divested our Life Sciences division in October 2003. The Life Sciences sale was the result of a three-year project to derive sustainable revenue growth and profitability in order to make the division attractive for sale.

Revenues from Contract Manufacturing increased 9% year on year to $1.95 Million whilst simultaneously maintaining a significant increased requirement for PI-88 and PI-166 drug supply for clinical trials. The overriding objective of this division is to supply clinical-grade PI-88 and PI-166 for our clinical trial program. Any excess capacity is then utilized through providing manufacturing services to the Biotech industry, thereby supplementing cash flow.

Our various PI-88 clinical trials have progressed well this year. We have successfully launched three new human Phase II trials this year, in melanoma, lung and liver cancer, respectively. Twenty clinical trial centres were opened across Australia, Taiwan and the US. Recruitment into the melanoma trial has been completed and recruitment in our lung cancer trial is tracking consistently. The third clinical trial was launched in July of this year in liver cancer by our alliance partner Medigen Biotechnology Corporation. Up to 340 patients are planned to be recruited into this trial, and is the largest clinical trial undertaken with PI-88 to date. Lewis will speak further on these developments shortly.

At the 2003 AGM I spoke about the Shareholder bonus option plan and an institutional private placement. I am pleased to say that both were well received, with the Company raising $5.3 Million through the private placement. With a strong share price the bonus options are attractive to our shareholders and we are hopeful that this will continue until their expiry on May 2005.

We do however recognise that the recent gains made to the Company's share price are in part due to the expectation of a PI-88 commercialization activities. Lewis will provide the detail on the progress of this initiative shortly.

We believe recent share price gains are reflective of our commitment and focus to a single strategy. We are appreciative of the recognition this has received from the


                                                                      Page 2 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
CHAIRMAN'S ADDRESS


investment community. It is critical to us and the industry that strong relationships are developed with the investment community, to allow us to continue to focus on our aim of delivering significant returns to shareholders.

With the injection of capital in late calendar 2003, and the on-going exercise of options by both shareholders and employees, the Company remains in a strong financial position with up to two years cash at current burn-rates.

As we look to the future, we remain determined to focus our resources on what we do best and what holds the greatest value proposition for our shareholders, and that is the development of new cancer therapeutics. In this regard we continue to devote resources to internal drug development efforts, which are beginning to show promise. We are also actively screening complementary drug candidates to supplement our product pipeline through inlicensing.

Our drug discovery effort is partially funded by an AusIndustry Start grant which is due to expire in June 2005, since approval of a program extension. We will continue pursuing access to available grant funding where possible for the early stage research program as a way of mitigating shareholders risk in this area.

Progen's people are our major asset and are critical in the achievement of our goals. I would like to take this opportunity to thank all staff, management and directors for their contribution and commitment.

To our shareholders and stakeholders, I thank you for your support of the Company to date. Progen remains committed to excellence and hard work in deriving value from our technology by focusing on the discovery of new therapies that have the potential to improve the lives of those patients diagnosed with life-threatening diseases such as cancer.

I would now like to hand over to the Managing Director Lewis Lee.


                                                                      Page 3 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


REVIEW  OF  OPERATIONS  -  PERFORMANCE  OF  OBJECTIVES
THE  ROAD  AHEAD

--------------------------------------------------------------------------------
Ladies and Gentlemen, the 2004 financial year has been an incredibly dynamic year for the Company, both in terms of the challenges and opportunities we have faced and the way in which these challenges and opportunities have been met. The culmination of this year's operational activities, as stated in the Annual Report, is marked by the achievement of several landmark milestones that signal another step forward in the evolution of the Company as a serious Biotech player.

The Company continues its pursuit of major potential value adding activities through PI-88 commercialization and the development of 2nd generation therapeutics from our in house Drug Discovery program. I will concentrate on a discussion on operational performance, which is critical to achieving our mission of being a credible and competitive drug development company and finish with the forecast of the road ahead.

Corporate & Commercial Activities
We believe that delivering long-term shareholder value must begin with a vision in mind. Our vision is, put simply, to create and develop innovative medicines for serious diseases such as cancer. We also want them to be 'user friendly' if possible. This requires a careful ongoing assessment of areas of engagement to achieve operational performance towards our goals and constant self-evaluation that may lead to some significant changes in operations, such as the sale of our Lifesciences division.

Divestment of Lifesciences Division
Following the AGM in October 2003, we announced the divestment of the Progen Lifesciences division to Global Science and Technologies Ltd. of N.Z. Although not a substantial transaction in monetary terms, the growth of this business unit to a viable and saleable entity underpinned the Company's commercial ability to create a profitable and growing business in a highly competitive consumer research sector. It was equally gratifying to see the sale to a progressive company such as GST that will secure a growth plan for the division and its staff, because this was not within the framework of Progen's current business model. Furthermore, the growth and performance of the Lifesciences division prior to the sale has provided a demonstration of the Company's commercial capability while R&D activity, with longer maturity cycles, continues to build visible value uninterrupted.


                                                                      Page 4 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


The Lifesciences transaction was also both timely and coincidental with the emerging visibility of PI-88's Phase II clinical development program and subsequent out-licensing activities.

Expanded drug manufacture
The ability to manufacture sufficient quantities our drugs for clinical trials has also been pivotal in the Company's efforts to expand clinical development. In this regard the Contract Manufacturing division has achieved a major increase in clinical supply of drug whilst increasing revenue growth and maintaining profitability. PI-88 drug manufacturing capability is an integral part of the development package for PI-88 and provides significant value to the program. Very few Biotech companies of our size can be said to manufacture their own product. Apart from this internal service, the manufacturing division provides valuable contract manufacturing services to domestic and international clients with its excess capacity. This service may become more critical to the burgeoning domestic industry if legislation changes mandate the use of GMP product for Phase I clinical trials. A large proportion of Phase I clinical trial products are currently not prepared to GMP standards in Australia.

Licensing
The Company has stated consistently for several years now that a PI-88 licensing deal would be sought before the end of the Phase II program. Why? Most Biotech companies like us would like to take products through commercialization to market, but for a company of our size and maturity to achieve that efficiently with our first product is unrealistic. Consequently for these reasons, and due to a market window opportunity created by the approval of Avastin(R), the first targeted anticancer product utilizing the principle of anti-angiogenesis, the Company has made a decision to license this product, given the drug's broad potential applicability and the resources required to do justice to its potential.

One of the most important aspects of partnering remains expansion of the clinical development program in conjunction with a capable industry partner, chiefly to address speed to market and broaden development to fulfil PI-88's potential. Partnering was taken on seriously late in 2003, during a period of heightened confidence in anti-angiogenic therapy in the Biopharmaceutical industry, primarily due to efficacy data and ultimate regulatory approval of Avastin(R), the first targeted angiogenesis inhibitor approved in cancer. This also coincided with the availability of PI-88 data from completion of one of our Phase I trials, providing early signs of our drug's efficacy, although PI-88


                                                                      Page 5 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


data is at a much earlier stage of development than Avastin(R). These two events have created a 'window of opportunity' from which we intend to derive advantage. This initiative is an ongoing and complex process for an innovative cancer compound like PI-88 and we must be intentionally frugal with information on our position and timeline. However, we recognise a partnering event is a key milestone for Progen, so we intend to keep the market informed, but at the appropriate time.

New Capital and IR/PR activity
An additional $5.3M was raised by Taylor Collison as lead broker through the issue of new capital in November 2003 to fuel ongoing programs and initiatives. We were encouraged to see some institutional support in this funding round with the help of eG Capital, a private investment bank and industry broker. Specific sector support by boutique financial and investment banks such as this are critical in such highly technologically intense industries where market education is needed to transform complex technology into understandable commercial proposals for investors.

Simultaneously, increased market awareness has created new opportunities for the Company to provide informed investors with more frequent market updates to supplement industry initiatives and information sessions. There is a clear sign that the sector is maturing with an increase in the level and depth and understanding by the investment community that will allow for more informed investment decisions.

R&D Activities
Expanded PI-88 clinical development
Since this time last year PI-88's development has advanced into an expanded Phase II program incorporating 4 diseases including multiple myeloma, malignant melanoma, lung cancer and liver cancer. Three of these clinical trials were initiated in the 2004 calendar year in three countries and are ongoing. This may be considered as one of the most advanced clinical programs in cancer to date for an Australian Biotech company, but given the proposed mechanism of this product there are many other diseases in which PI-88 can be tested, and as stated is a primary reason that partnering activity has been initiated for the product's expanded development.

PI-88 Orphan Drug Status
Apart from the significant advances in the PI-88 Phase II clinical trial program, the most notable event for the product has been the achievement of Orphan Drug designation for the drug by the U.S. FDA in May 2004. This


                                                                      Page 6 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


designation has been awarded for malignant melanoma. The potential significance of this event can be gauged from a domestic industry and company perspective.

From a domestic industry standpoint, the granting of FDA Orphan Drug status to PI-88 is recognition of the potential to address a serious life-threatening disease such as melanoma, but with original Australian scientific and commercial endeavour. Given that the U.S. has long been one of the Company's primary target markets and is globally the largest healthcare market by value (~50%), this recognition does bode well for the domestic industry and increases visibility of product development by Australian companies.

The Company can gain tangible benefits as well. Orphan Drug status has provided immediate heightened visibility by securities markets, sophisticated investment groups and industry in general. It provides for increased direct dialogue with the FDA on clinical development and potentially down the track may lead to a faster review of data for registration purposes - providing the data from the clinical package is sufficiently advanced and convincing to warrant an accelerated review. The FDA also provides Orphan Drug designees the ability to access grant funding of up to US$300,000 for each of 3 years on a competitive basis.

PI-166 clinical development
PI-166 is the Company's second clinical development product that was in-licensed to build pipeline depth. PI-166 is currently being investigated in a Phase Ib clinical trial testing safety and dosing in patients with primary inoperable liver cancer. Signs of efficacy will also be sought to establish proof of concept before further development is considered. Recruitment into the Phase Ib clinical trial has been slow. Two additional sites, the Princess Alexander Hospital in Brisbane and the Monash Medical Centre in Melbourne, have been engaged recently to aid recruitment into this trial.

The major markets in patient numbers for liver cancer are Japan, China and North Asia. Although neither Australia nor the West are the primary markets for this cancer type in terms of patient numbers its incidence and prevalence is increasing in these regions and there are few effective treatment possibilities available, which make this an attractive market.


                                                                      Page 7 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


Drug Discovery
Progen's primary focus is currently on the development of novel products that treat cancer. The Company's focus on cancer is to ensure that valuable resources can be funnelled more effectively to achieve outcomes. However, despite this focus, the potential application of our technology is broad and includes a range of diseases involving inflammation and infection, hormone regulation, cell signally and metabolic disorders. Consequently there is a significant scope in future for expanding the technology applications beyond cancer, if appropriate.

Our current discovery efforts build on our understanding of the role of carbohydrates in disease processes and the focus is to develop small molecule drugs against known targets implicated in cancer in which carbohydrates have a role, such as VEGF and FGF. These are also the targets inhibited by PI-88 but the 2nd generation molecules from the Drug Discovery program are intended to be specific small molecule inhibitors of these disease-related proteins. To date the program is tracking towards the achievement of milestones under the AusIndustry START Grant. The group is confident of providing lead candidates to build the Company's future drug pipeline.

The heparanase drug discovery program in inflammatory diseases with the Institute of Glycomics at Griffith University concluded in March 2004 with a body of work which will result in the filing of at least two provisional patents and the development of significant know how and capability. This work revolved around the development of a novel carbohydrate-focused approach to targeting multiple sclerosis and inflammatory bowel disease with small-molecules. Discussions aimed at sourcing alternative funding for continuance of this program by the institute have not progressed sufficiently, but the Company is now evaluating the best manner in which to continue this program. Belief in the potential of the program remains, and the possibility for further value creation in conjunction with the successful in-house Progen Drug Discovery capability and/or third parties are being explored.

Financial Performance
Our current financial position remains solid. Revenue from operating activities is lower from the previous year by approximately $1 million. This decrease is due primarily to the disappearance of $1.3 million in Lifesciences sales revenue during the second half-year following divestment of the division.


                                                                      Page 8 / 9

                                                                          PROGEN
                                                              INDUSTRIES LIMITED
                                                                  [LOGO OMITTED]

MEDIA RELEASE - AGM 2004
MANAGING DIRECTOR'S ADDRESS


The R&D burn-rate has been maintained at $4.3 million with the completion of some clinical trials being off-set by the commencement of the PI-88 Phase II trial into lung cancer.

Cash on hand at 30 June 2004 is $14.3 million, which represents almost 2-years working capital for ordinary activities.

Looking Ahead
Our objectives for the year ahead and beyond are outlined in the Annual Report 2004 and on the screen. There is no mistake about our commitment to achieving these objectives, but it should also be borne in mind that we are also equally reliant on external factors to achieve some of these goals.

We maintain our resolve to pursue our vision- 'the discovery and development of cancer therapeutics and the provision of quality services to the biotechnology and pharmaceutical industries for the promotion of health and life'.

I thank once again the dedicated staff and management at Progen, our collaborators, my Board of Directors and shareholders for your continued support.

--------------------------------------------------------------------------------
END OF DOCUMENT


                                                                      Page 9 / 9